Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements and consolidated financial statement schedule of Union Pacific Corporation and Subsidiary Companies (which report expressed an unqualified opinion and included an explanatory paragraph relating to the change in method of accounting for asset retirement obligations in 2003) and management’s report on the effectiveness of internal control over financial reporting dated February 17, 2006, appearing in the Annual Report on Form 10-K of Union Pacific Corporation and Subsidiary Companies for the year ended December 31, 2005 and our report dated June 24, 2005 appearing in the Annual Report on Form 11-K of Union Pacific Corporation Thrift Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 10, 2006